Advisory Research MLP & Energy
Infrastructure Fund
Note 11 Events Subsequent to the Fiscal Period End
On May 20, 2014, the Board of Trustees approved a Plan of Exchange the Exchange under which the currently outstanding shares of the Fund are exchange for the newly created Class I shares of the Fund, which are
registered under the Securities Act of 1933, as amended.   A special
meeting of the shareholders of the Fund was held on July 16, 2014, at which the shareholders of the Fund approved the Exchange.
There were 2,647,981 shares outstanding on the record date of the special meeting of shareholders. The percentage of shares outstanding and entitled to vote that were presented by proxy were 87.58. The number of votes was as follows
For
Against
Abstain
Total
2,319,240
-
328,741
2,647,981